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                             May 14, 2024

       Tak Chun Wong
       Chief Executive Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 6, 2024
                                                            File No. 333-276184

       Dear Tak Chun Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed May 6, 2024

       Statement of Operations and Comprehensive Loss, page F-4

   1. Refer to your response to prior comment 5 and the associated revisions to the financial statements. It remains
unclear how you can recognize revenue for the most recent interim and annual periods
presented without recognizing any cost incurred to generate the revenue. If the revenue
was generated based on services performed by Mr. Wong or
                                                        others, whether or not
compensated, it appears the fair value of the services should be recognized as cost of
revenue according to the guidance previously cited. If the services were not compensated,
it appears the fair value of the services should be recorded as cost and contributed
capital. Please revise your financial statements and associated amounts presented in the filing
as appropriate.
 Tak Chun Wong
AFB Limited
May 14, 2024
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameTak Chun Wong                           Sincerely,
Comapany NameAFB Limited
                                                          Division of
Corporation Finance
May 14, 2024 Page 2                                       Office of Trade &
Services
FirstName LastName